May 5, 2006

United States
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Mail Stop 4561

Attn:  Steven Jacobs, Accounting Branch Chief

RE:  Holobeam, Inc.
      Item 4.02 Form 8-K
      Filed May 1, 2006
      File No. 0-03385

Ladies and Gentlemen:


The following is the company's response to your letter dated
May 2, 2006 regarding Form 8-K filed on May 1, 2006:

Form 8-K filed May 1, 2006
------------------------------------

Comment 1. We note that you intend to file restated financial statements. However, you have not indicated how or when you intend to do so. Please tell us. . .


Response:

We will file amended financial statements with amended form 10-K for fiscal year ended September 30, 2005 and restate fiscal year 2004 and file amended form 10-Q for the fiscal quarter ended December 31, 2005, within the next five business days.

Comment 2. Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period cover by your Form 10-K. . .

Response:

The certifying officers upon the change of officer and board members due to the death of the former treasurer and board member have reconsidered the controls and procedures as of the end of the period covered by Form 10-K for the fiscal year ended September 30, 2005 and Form 10-Q for the fiscal quarter ended December 31, 2005 and have taken corrective action in light of the material error disclosed.



Mr. Steven Jacobs
Page Two
May 5, 2006



We the company hereby acknowledges that:

* The company is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* The company may not assert comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.







SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this correspondence to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  May 5, 2006


                                Holobeam, Inc.


                               /s/ Melvin S. Cook_
		      		-----------------------
                               Melvin S. Cook
        		      	President and Chairman of the Board